AMENDMENT NO. 1 TO BY-LAWS OF

                            ROCHESTER FUND MUNICIPALS


1. The By-Laws of Rochester Fund Municipals, a Massachusetts business trust (the "Trust"), are hereby amended by revising Section 3.8 of Article 3 entitled "Resignations and Removals" to read as follows:

      3.8 Resignations, Removals and Retirement. Any Trustee or officer may resign or retire at any time by written instrument signed by him or her and delivered to the President or the Secretary or to a meeting of the Trustees. Such resignation or retirement shall be effective upon receipt unless specified to be effective at some other time. Notwithstanding the foregoing, any and all Trustees shall be subject to the provisions with respect to mandatory retirement set forth in the Retirement Plan for Non-interested Trustees or Directors adopted by the Trust, as the same may be amended from time to time. The Trustees may remove any officer elected by them with or without cause. Except to the extent expressly provided in a written agreement with the Trust, no Trustee or officer resigning and no officer removed shall have any right to any compensation for any period following his or her resignation or removal, or any right to damages on account of such removal.



2. The By-Laws of the Trust, as amended by this Amendment No. 1, hereby remain in full force and effect.

      IN WITNESS WHEREOF, I hereby set my hand as of this 22nd day of July, 1998.




                                          /s/ Andrew J. Donohue
                                          Andrew J. Donohue
                                          Secretary